

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 7010

May 24, 2007

<u>Via U.S. Mail and Fax (972) 969-3572</u>
Mr. Richard P. Dealy
Chief Financial Officer
Pioneer Natural Resources Company
5205 N. O'Connor Blvd., Suite 200
Irving, TX 75039

> **Re: Pioneer Natural Resources Company
> Form 10-K for the Fiscal Year Ended December 31, 2006
> Filed February 20, 2007
> File No. 1-13245**

Dear Mr. Dealy:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

/s/ April Sifford

April Sifford
Branch Chief Accountant